Exhibit 99.1

NEWS RELEASE

June 25, 2019 – For Immediate Release

Great Panther Reports Results of Annual General and Special Meeting of Shareholders

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) reports the results of its Annual General and Special Meeting of Shareholders (the “Meeting”) held on June 24, 2019 in Vancouver, BC.

A total of 139,775,196 votes were cast representing 50.16% of the issued and outstanding common shares as of the record date for the Meeting.

All of the director nominees were duly elected by shareholders present or represented by proxy. The following provides the voting results for each director nominee:

Director	Votes for	Percent for	Votes withheld	Percent withheld
R. W. (Bob) Garnett	72,137,067	88.11%	9,734,155	11.89%
James M. Bannantine	72,150,708	88.13%	9,720,514	11.87%
Robert A. Archer	72,193,502	88.18%	9,677,720	11.82%
John Jennings	70,161,684	85.70%	11,709,538	14.30%
Jeffrey R. Mason	72,091,502	88.05%	9,779,720	11.95%
W. James Mullin	72,092,733	88.06%	9,778,489	11.94%
Elise Rees	72,059,371	88.02%	9,811,851	11.98%
Kevin Ross	80,979,882	98.91%	891,340	1.09%

Shareholders voted 88.22% in favour of setting the number of directors at eight, 97.45% in favour of appointing KPMG LLP as auditors, and 87.43% in favour of ratifying and approving the amended and restated Shareholder Rights Plan Agreement for continuation for a further three years.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther is also evaluating the restart of the Coricancha project in Peru and expects to make a decision on whether or not to restart the project in June 2019.

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2